As filed with the Securities and Exchange Commission on
           -------------------------------------------------------
                                              File # 333-67126
-----------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           -----------------------
                                 FORM SB-2/A1

                             REGISTRATION STATEMENT
                                    Under the
                           SECURITIES ACT OF 1933
                           ----------------------

                         AIR TEST TECHNOLOGY, INC.
                 (Name of Small Business Issuer in its Charter)

      Delaware                          3600                33-0883404
--------------------------------   -----------------       -------------
  (State or other Jurisdiction     (Primary Standard        (IRS Employer
of Incorporation or Organization)   Industrial                ID No.)
                                    Classification
                                    Code Number)

                        AIR TEST TECHNOLOGY, INC.
                             4190 Bonita Road, #105
                            Bonita, California 91902
                    (619) 267-0450  Fax: (619) 267-0452
                 --------------------------------------------
                 (Address of Principal Place of Business or
                     Intended Principal Place of Business)

                           S. DOUGLAS HENDERSON
                        AIR TEST TECHNOLOGY, Inc.
                          3715 mission Blvd.
                           San Diego, California 92109
                    (858) 488-7050   Fax: (858) 488-3791
         ---------------------------------------------------------
          (Name, Address, Including Zip Code, and Telephone Number,
                  Including Area Code, of Agent for Service)

                          Copies of Communications to:
                             EFM Venture Group, Inc.
                             4190 Bonita Road, #105
                                Bonita, CA 91902
                      (619) 267-0450   Fax: (619) 421-2653

Approximate date of commencement of proposed sale to the public.
As soon as possible after this Registration Statement is effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE


Title of         Amount        Proposed            Proposed    Amount of
Securities       to be         Maximum Offering    Maximum     Registration
to Be            Registered    Price Per           Aggregate   Fee
Registered                      Share              Offering
                                                   Price

Common Stock     400,000       NA                  NA          $1.07

(1)     Calculated pursuant to Rule 457(a).
                           -----------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section
8(a), may determine.

                                 400,000 SHARES
                                       of
                           AIR TEST TECHNOLOGY, INC.

                                  COMMON STOCK

All of the shares of Air Test Technology, Inc. offered hereby are being offered by Pt. Loma Holding Co, Inc. Pt. Loma Holding Co, Inc., the selling shareholder, owns 400,000 shares of the common stock of Air Test Technology, Inc., a Delaware Corporation Pt. Loma Holding Company, Inc. will distribute to its shareholders 400,000 shares of its Air Test common stock (see "Distribution"). The distribution will be made to holders of record of Pt. Loma Holding Company, Inc. stock as of the close of business on June 1, 2000 on the basis of one share of the Company's common stock for each two shares of Pt. Loma Holding Company, Inc. common stock held. Class A shares of Pt. Loma will receive three shares of Air Test common stock for each two shares of Pt. Loma Class A stock. The 400,000 shares of the common stock distributed to Pt. Loma Holding Company, Inc. shareholders will represent approximately 4.76 percent of all the issued and outstanding shares of the common stock of the Company. Pt. Loma Holding Company, Inc. acquired the 400,000 shares of the common stock of Air Test on December 1, 1999 for $40. After the distribution, two members of the management of Air Test will control approximately 95% of the outstanding common stock.

Neither Air Test nor Pt. Loma will receive any proceeds since no consideration will be paid in connection with the distribution of these shares.


------------------------------------------------------------------------

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

------------------------------------------------------------------------
   These securities involve a high degree of risk, and prospective purchasers should be prepared to sustain a loss of their entire investment. ( See "Risk Factors" on Page 7.)
-------------------------------------------------------------------------


For purposes of qualifying pursuant to a Registration Statement filed on Form SB-2, the Company has placed an aggregate value on the 400,000 Shares of $4000 or $0.01 per Share, Such price has been arbitrarily determined and bears no relationship to the results of operations or assets of the Company.

Pt. Loma Holding Company, Inc. may be considered a statutory underwriter.


The date of this Prospectus is ___________,

                                TABLE OF CONTENTS

     PROSPECTUS SUMMARY .........................................  5
     OUR COMPANY ................................................  5
     THE OFFERING ...............................................  5
     SUMMARY FINANCIAL STATUS ...................................  6
     RISK FACTORS ...............................................  6
     PENNY STOCK RULES ........................................    10
     THE DISTRIBUTION ........................................... 11
     LIABILITY .................................................. 12
     MANAGEMENT'S DISCUSSION AND ANALYSIS ....................... 16
     BUSINESS ................................................... 16
     MANAGEMENT ................................................. 17
     PRINCIPLE SHAREHOLDERS ..................................... 19
     CERTAIN TRANSACTIONS ....................................... 19
     DESCRIPTION OF SECURITIES .................................. 19
     LEGAL MATTERS .............................................. 21
     EXPERTS .................................................... 21
     FINANCIAL STATEMENTS ....................................... 22
     INFORMATION NOT REQUIRED IN PROSPECTUS ..................... 48

                               PROSPECTUS SUMMARY

This entire prospectus and our consolidated financial statements and related notes should be read carefully. There is more detailed information other places in the prospectus. Unless the context requires otherwise, 'we', 'us', 'our' and similar terms refer to Air Test Technology, Inc.

                                   Our Company


Air Test was incorporated in Delaware on December 1, 1999. Our address and telephone numbers are 4190 Bonita Road, #105, Bonita, CA 91902;
(619) 267-0450, Fax (619) 267-0452.

                                  The Offering

Securities Offered(1)               This prospectus covers
                                    the distribution of 400,000
                                    shares of common stock by
                                    Pt. Loma Holding Company, Inc., Inc.
                                    which constitutes approximately 4.76% of the common stock.

Number of Shares of Common Stock:
Outstanding                         8,400,000 shares

Risk Factors                        The shares of the common stock involves a
                                    high degree of risk. Holders should review careful and consider the factors described "Risk Factors."

                           Summary Financial Information

The following tables set forth for the periods indicated selected financial information for Air Test Technology, Inc.


SUMMARY BALANCE SHEET DATA:           June 30          December 31
                                         2001             2000

Current Assets:                           $  3,857     $ 7,175
Other Assets:                             $      0     $     0
Total Assets:                             $  3,857     $ 7,175

Total Liabilities:                        $      0     $     0
Shareholders Equity                       $  3,857     $ 7,175

SUMMARY STATEMENT OF OPERATIONS DATA
                                                        For the Period
                                                            from
                                                        December 1,1999
                                                       (Inception) to
                                                        December 31, 2000

Total Income                              $      0      $      0
Net Loss                                  $  3,318      $  4,137
Net Loss Per Share:                       $ 0.0004      $ 0.0005


Air Test has been in the development stage since December 1, 1999 and has been actively involved in the development of its products and studying marketing potential.

---------------------------------------------------------------------

Air Test is not currently subject to the periodic reporting requirements of the Securities Exchange Act of 1934, but will be subject to such requirements after the distribution. It is the intention of Air Test to send to each of its shareholders an Annual Report containing certified financial statements following the end of each fiscal year.

                                  RISK FACTORS


Purchasers of Air Test's common stock and recipients of the Distribution described here should carefully consider the following factors, which make Air Test's common stock a high risk security.

(1) Air Test is a start up company and subject to all the risks of a new business.

The company is very small and only recently has it begun exploring development possibilities. Manufacturing estimates are now being obtained and may not prove economical for production for the general market. Since we are just starting the proposed operations the investor is at risk that this new business will not be able to make a profit or take a very long time to accomplish that.

(2) Lack of experience in the electric and home improvement business may result in unsatisfactory management.

No history in operating a retail and home improvement business may risk investor funds due to the inexperience of the officers and directors who are making business decisions. This lack of experience may result in an inability to run a successful business. There is no assurance that Air Test will ever produce earnings. (See "Business" and "Management.")

(3) Additional funds may be needed and may not be able to be raised.

Without additional capital the original investor funds may be at risk. The balance sheet for the year ended December 31, 2000, shows a stockholder's equity of only $7,175 and working capital of only $7,175. Since January 1, 2000 a major shareholder, Fulford Partners, LTD., contributed $10,000 to the capital of Air Test. We estimate sufficient funds for approximately twelve months of current operations. Thus, we may need to raise additional capital and there is no assurance that we will be able to raise sufficient for continuing needs. While Air Test intends to sell its products through existing retail outlets and distributors, and to possibly receive prepaid royalties, there can be no assurance that we will be successful in achieving the objectives. As of this date Air Test has manufactured only the prototypes and has sold no units.

(4) Our product may have no market interest and result in few sales. With little or no sales the company may not be able to continue operation. The proposed marketing of our product has inherent risks. It is a new and untried product with a possibly limited market. We cannot accurately predict the acceptance of the product or the time frame in which any sales will be made.

We have surveyed the market to get an indication of the potential but the results are unpredictable at this time.

(5) There may be other companies intending to enter this market.

Air Test will operate in a business field where the competing companies are much larger and more experienced in the electronic business and much better at predicting consumer interests. A competing product may reduce the desirability of our unit. Also, because other established electronics companies will likely have much larger amounts of capital than we have, we may find it very difficult to infuse enough money to compete and make a profit. (See "Competition").

(6) We have not secured a manufacturing source yet and may not be able to do so. A specific manufacturer has not been found as yet and may not be possible To obtain at a reasonable price for the product. Air Test does not Intend to do its own manufacturing and will be completely dependent on outside companies for the production of its product. While the availability of a company to produce the product may not be a problem, the cost of such production may be too high to make mass marketing feasible. If the price of the product cannot be at a level that would interest the potential consumer then there be no sales the investor may lose the money invested.

(7) Our market study may prove incorrect about the desirability of the product. The evaluation of the Company's products has been done solely by its officers and directors. No independent analysis or study of its products has been done by anyone engaged by Air Test. The investor is at risk if the company's studies have overestimated the product's marketability.

(8) We are liable for the safety of the product even though we are not manufacturing it. Although Air Test is not and does not intend to be involved in the actual manufacturing process (since we intend to use subcontracting arrangements), there may be liability to the Company since we were responsible for the design. The Company presently has no product liability insurance coverage. We believe that this is appropriate at present considering the nature of the product and the stage of development. There can be no assurance that this decision will not result in consequent loss to us and therefore to the investor. (See Business.")

(9) Air Test is completely dependent on its management for the product development.,The current management is the only personnel available to develop the product and it is probable that we would not have sufficient capital to hire personnel to continue the development of the product should management for any reason cease or be unable to continue to work. Without personnel to replace officer and director management the company could not continue to operate. The present management acquired its controlling interest in Air Test on December 2, 1999. (See "Certain Transactions.")

(10)  The investor has no say in the management of the company.

Certain officers and directors and major shareholder (i.e. Mr J. Michael Page, director and Mr. Andrew Coldicutt, corporate secretary and a director) own 95% of the company's common stock and will be in a position to continue to control

Air Test. Such close control may be risky to the investor because the entire company's operation is dependent on a very few people who could lose their ability, or interest in pursuing the company's operation.

(11) No cash dividends are anticipated in the foreseeable future.

Since Air Test does not anticipate that it will pay dividends the investor will only profit by the increase in value of his shares. Our profits, if any, during the next several years will necessarily be used to develop and possibly expand the product lines and business.

(12) There is no market for the common stock.

Even after the distribution of the shares there is no assurance a market will develop. The common stock will not initially be traded on NASDAQ or any Securities Exchange which may result in the risk of minimal liquidity of the investment.

(13) Our stock may be low priced and therefore less liquid.

Because the company's common stock is likely to trade below $5.00 per share, We are subject to the Securities enforcement and Penny Stock Reform Act of 1990 (the "Penny Stock Rules") . The Penny Stock Rules may adversely affect the market liquidity for our common stock because broker-dealers trading in

Penny Stocks must, among other things:
      * Provide customers with a risk disclosure statement setting forth certain specified information prior to a purchase transaction;
      * Disclose to the customer inside bid quotation and outside offer quotation for this Penny Stock, or, in a principal transaction, the broker-dealer's offer price for the Penny Stock;
      * Disclose the aggregate amount of any compensation the broker-dealer receives in the transaction;
      * Disclose the aggregate amount of the cash compensation that any associated person of the broker-dealer, who is a natural person, will receive in connection with the transaction;

      * Deliver to the customer after the transaction certain information concerning determination of the price and market trading activity of the Penny Stock.

Non-stock exchange and non-NASDAQ stocks would not be covered by the definition of penny stock for:
    (i) issuers who have $2,000,000 tangible assets ($5,000,000 if the issuer has not been in continuous operation for three years);
    (ii) transactions in which the customer is an institutional accredited investor;
    (iii)transactions that are not recommended by the broker-dealer.

                          PENNY STOCK RULE

The Securities and Exchange commission has adopted rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to Air Test, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
     (1) that a broker or dealer approve a person's account for transactions in penny stocks: and
     (2) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.
         In order to approve a person's account for transactions in penny stocks, the broker or dealer must
     (1) obtain financial information and investment experience objectives of the person; and
     (2) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock,
     (1) a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,
     (2) sets forth the basis on which the broker or dealer made the suitability determination; and
     (3) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about
     (1) the commissions payable to both the broker-dealer and the registered representative,
     (2) current quotations for the securities, and
     (3) the rights and remedies available to an investor in cases of fraud in penny stock transactions.
     (4) monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

(14) Potential Future Sales Pursuant to Rule 144. Of the 8,400,000 shares of Air Test's common stock outstanding prior to this Offering, all are "Restricted Securities," as that term is defined under Rule 144 promulgated under the Securities Act of 1933 (the "Act"). In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period may sell, within any three-month period, a number of shares which does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits the sale of shares, without any quantity limitation, by a person who is not an affiliate of the Company and who has beneficially owned the shares a minimum period of two years. Hence, the possible sale of these restricted shares may, in the future, dilute an investor's percentage of free-trading shares and may have a depressive effect on the price of Air Test's common stock. No shares, other than the 400,000 shares which are
                                                                          -10-
the subject of this registration may be sold free of restriction. All shares other than the 400,000 to be distributed are held by affiliates and subject to the restrictions of Rule 144. (See" Certain Transactions.")

(15) Potential Anti-Takeover Effect of Authorized Preferred Stock. The Company is authorized to issue 20,000,000 shares of $0.001 par value preferred stock with the rights, preferences, privileges and restrictions thereof to be determined by the Board of Directors of Air Test. Preferred stock can thus be issued without the vote of the holders of common stock. Rights could be granted to the holders of preferred stock which could reduce the attractiveness of Air Test as a potential takeover target, make the removal of management more difficult, or adversely impact the rights of holders of common stock. No preferred stock is currently outstanding, and we have no present plans for the issuance of any shares of preferred stock.


(16) Product Patent. We have elected not to pursue a product patent at this time until further development of the company's potential is explored. There is risk that the product will be seen and copied and we will lose the competitive edge.

(17) Possible conflict in Management. Since there is a common individual on the board of directors of both Air Test and Pt. Loma Holding Company, Inc. and the companies have a common officer, there may arise conflicts of interest in his duties to the individual companies. After the distribution the companies will have mostly common shareholders.


(18)Tax Liability. Recipients of these shares may incur a federal income tax liability, see discussion under "The Distribution".



                                THE DISTRIBUTION

General

Approximately 4.75% of the outstanding Common stock of Air Test is presently owned by Pt. Loma Holding Company, Inc.. Pt. Loma Holding Company, Inc. is primarily a consulting company. Pt. Loma Holding Company, Inc. shareholders will not be required to pay for shares of our common stock received in the distribution or to exchange shares of Pt. Loma Holding Company, Inc. in order to receive our common stock.

The major shareholders of Pt. Loma are, by voting percentage, Fulford Partners, Ltd. 32%, Thomas D. Coldicutt 32% and EFM Venture Group, Inc. 32%.
Mr. T. Coldicutt is the owner of Fulford Partners, Ltd. Pt. Loma's only officer and director is Mr. J. Michael Page.

Material Relationships

Air Test and Pt. Loma have a common member on their boards of Directors. The common director is J. Michael Page. As such Mr. Page controls both Air Test and Pt. Loma Holding Company, Inc.


Manner of Distribution

Pursuant to the plan of distribution, Pt. Loma Holding Company, Inc. will distribute to its shareholders 400,000 Shares of the Common stock of Air Test. One share of Air Test for each two shares of Pt. Loma Holding Company, Inc. common stock held of record as of June 1, 2000 and three shares of Air Test for each two shares of Pt Loma Class A shares held as of June 1, 2000. Fractional shares will be rounded up to the next full share. On December 31, 1999.
Pt. Loma Holding Company, Inc. had issued and outstanding approximately
200,000 common shares and 200,000 class A shares. On December 31, 1999
Pt. Loma Holding Company, Inc. had approximately 200 shareholders of record. Shares of Air Test will be mailed to Pt. Loma Holding Company, Inc. shareholders as soon a practical after the affective of this registration statement.


Tax Consequences of Pt. Loma Holding Company, Inc. Distribution

Air Test believes the following are the material federal income tax consequences expected to result from the distribution under currently applicable law. The following discussion is intended as general information only. It may not be applicable to stockholders who are neither citizens nor residents of the United States. It does not discuss the state, local and foreign tax consequences of the distributor. Stockholders should consult their own tax advisors regarding the consequences of the distribution in their particular circumstances under federal, state, local and foreign tax laws.

Pt. Loma Holding Company, Inc. will recognize a gain or loss based upon the fair market value of the Common stock at the date of the Distribution. This gain or loss is measured by the difference between Pt. Loma Holding Company, Inc.'s tax basis in the Common stock distributed in the Distribution and the fair market value of that stock.

As a result of Pt. Loma Holding Company, Inc. having no current or accumulated earnings and profits allocable to the Distribution no portion of the amount distributed will constitute a dividend for federal income tax purposes.

Therefore, no portion of the amount received constitutes a dividend, and will not be eligible for the dividends-received deduction for corporations. Each Pt. Loma Holding Company, Inc. stockholder will have a tax basis in Air Test's common stock distributed equal to the fair market value of the common stock distributed on the Distribution date. The Distribution is not taxable as a dividend. The distribution will be treated as a tax-free return of capital to the extent that the fair market value of such portion of the amount received does not exceed the stockholder's basis in the Pt. Loma Holding Company, Inc. common stock held, and as a capital gain if and to the extent that the fair market value of such portion is greater than such tax basis.


Any taxes payable by any recipient of shares of Air Test's common stock in the distribution will be the responsibility of such recipient.

The foregoing is only a summary of certain federal income tax consequences of the Distribution under current law and is intended for general information only. Each stockholder should consult his tax advisor as to the particular consequences of the distribution to such stockholder, including the application of state, local and foreign tax laws.


         EACH PT. LOMA HOLDING COMPANY, INC. SHAREHOLDER IS ADVISED TO SEEK PROFESSIONAL TAX COUNSEL REGARDING ANY TAX LIABILITY
                      THAT MAY ARISE FROM THIS DISTRIBUTION

Blue Sky Laws

This Distribution is not being made in any jurisdictions of the United States in which this Distribution would not be in compliance with the securities or blue sky laws of such jurisdiction. Only shareholders of Pt. Loma Holding Company, Inc. residing in the states set forth below may obtain the shares pursuant to the Distribution. Air Test initially selected the jurisdictions in which shareholders may participate in the Distribution after determining from the shareholder records of Pt. Loma Holding Company, Inc. and from record owners the states where substantially all the known owners reside.

IF A BENEFICIAL OWNER RESIDES IN A STATE OF THE UNITED STATES OF AMERICA NOT SET FORTH BELOW, SUCH OWNER MAY NOT PARTICIPATE IN THE DISTRIBUTION.

California


Air Test may add additional states to the list if it determines additional beneficial owners are in other states. This Prospectus will be delivered to those Shareholders of Pt. Loma Holding Company, Inc. eligible to participate in this Distribution.

This Prospectus relates to the shares received in the Distribution to the Pt. Loma Holding Company, Inc. shareholders. The Distribution of the Company's common stock will be made to Pt. Loma Holding Company, Inc. shareholders without any consideration being paid and without any exchange of shares by the shareholders of Pt. Loma Holding Company, Inc. Neither Pt. Loma Holding Company, Inc. nor the Company will receive any proceeds from the Distribution by Pt. Loma Holding Company, Inc. of such shares of the Company's common stock nor from the sale of any such shares by any persons who may be deemed to be the underwriters.

A copy of this Prospectus is being mailed to each Pt. Loma Holding Company, Inc. shareholder of record on June 1, 2000, together with the certificate representing the number of the Air Test shares to which he is entitled. Persons wishing to evaluate the Air Test shares being distributed to them should review this Prospectus carefully.

Reason for the Distribution

The Board of Directors of Pt. Loma Holding Company, Inc. has decided that the shares of Air Test in the hands of individual shareholders will provide more value to the Pt. Loma Holding Company, Inc. shareholders than if corporately owned. If at some future date the shares of Air Test are publicly traded then shareholders may determine for themselves on a individual basis whether they wish to sell their shares and obtain personal liquidity or wish to retain the shares for possible future potential. There can be no assurance that the shares will be publicly traded or if so whether the market will provide any particular return to the shareholder.


Costs of Distribution

Air Test estimates that the total cost of the Distribution will be approximately $13,510. Pt. Loma Holding Company, Inc. has agreed to pay all such costs.

Listing and Trading of our Common Stock

There is not currently a public market for our common stock. After the distribution is complete we intend to request trading on the NNOTC (Non NASDAQ Over the Counter) bulletin board. We cannot assure you as to the price at which our common stock might trade after the distribution date or wither or not Air Test can qualify for listing. Listing requirements include being a reporting company under the Securities Exchange Act of 1934 and having all required reports current. Upon the distribution of the shares of this offering Air Test will be a reporting company and may apply to the NASD (National Association of Securities Dealers) for listing.

The shares distributed to Pt. Loma Holding Company, Inc. shareholders will be freely transferable, except for shares received by people who may have a special relationship or affiliation with us. People who may be considered our affiliates after the distribution generally include individuals or entities that control, are controlled by or under common control with us. This may include some or all of our officers and directors. Persons who are our affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act of 1933 , as amended, or an exemption from the registration requirements of the Securities Act, such as exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder.

                   DETERMINATION OF OFFERING PRICE

Since the Distribution is a dividend by a present stockholder, there is no offering price and no dilution to existing stockholders of Air Test. For the purpose of computing the instant registration fee, Air Test and Pt. Loma Holding Company, Inc. arbitrarily set the price per share at $0.01, but such price has no relationship to Air Test's results of operations or assets and may not reflect the true value of such Common stock.

   MANAGEMENT'S DISCUSSIONS AND ANALYSIS OR PLAN OF OPERATION

Certain Forward-looking Information

Information provided in this SB-2 filing on Form SB-2 may contain forward-

looking statements that are not historical facts and information. These statements represent the Company's expectations or beliefs, including, but not limited to, statements concerning future and operating results, statements concerning industry performance, the Company's operations, economic performance, financial conditions, margins and growth in sales of the Company's products, capital expenditures, financing needs, as well as assumptions related to the foregoing. For this purpose, any statements contained in the SB-2 filing that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements are based on current expectations and involve various risks and uncertainties that could cause actual results and outcomes for future periods to differ materially from any forward-looking statement or views expressed herein.

Air Test has sufficient cash resources to operate at the present level of expenditure for the next twelve months. Air Test may raise additional capital either through debt or equity. No assurances can be given that such efforts will be successful. The Company has no specific plans at present for raising additional capital.

In February of 2000 and pn October 16, 2001 Fulford Partners, Ltd.
contributed $10,000 to the capital of Air Test. Fulford Partners, Ltd. is a major Class A shareholder in Pt. Loma and as such would benefit from the success of Air Test. Since this is a contribution of capital it represents no liability to Air Test. Andrew Coldicutt is the adult son of one of the Class A shareholders of Pt. Loma.


The following is the history and projected future activities of the company in milestone format.


   Milestones:

1.  Development of prototype idea was done in mid 2000.

2.  Production of a physical prototype was done in March of 2001.

3. Initial small market study was carried out solely by Air Test in planned for September of 2001. Estimated cost $300.
                                                                         -15-

4. Development of a product brochure is planned for November 2001. Estimated cost $300.

5. Additional company to company market study using brochure planned for late November 2001. Cost estimate $300.

6.  Mail brochures to garage door companies in California and follow up with
    telephone interviews.   $500.

7. Develop list of manufacturers and assess pricing. Determine price, quantity and delivery. March to June 2002.

8. Place order for small initial product production. July 2002. Cost will depend on information obtained in milestone 7.

9. Fall of 2002. Market initial production to companies identified in mile stones 5 and 6. Cost will depend on information from milestone 5 and 6 as to number of stores. This mile-stone should mark the first revenues for Air Test.

10. Determine future production and sales effort from information gained from initial sales effort. Depending on the size of the production and potential Air Test may need to obtain addition capital from loans or sale of additional equity.


In the next twelve months, Air Test will pursue arrangements for the sale of its products. If the price of production can be kept reasonable,

revenues could be expected early in 2003. A manufacturing source will be sought early in 2002. Initial placement of the product in appropriate outlets will take place in the first quarter of 2003 in San Diego County as a starting location.(See "Business-History.")


                                    BUSINESS

Product: The system detects carbon monoxide with a carbon monoxide detector. When carbon monoxide is present the Air Test manufactured device opens the garage door. The garage door will not close until the carbon monoxide dissipates. A second use for this device is also under development that can also flash a distinctive red light in aircraft with combustion heaters. The Air Test product is assembled from three readily available parts and our proprietary device integrates and activates the system. The components are 1) a carbon monoxide detector, 2) commercially available garage door opener, and 3) our device to interface between the carbon monoxide detector and the garage door opener. This device is the brains of the system and tells the opener what to do after carbon monoxide is detected. Sources of carbon monoxide, in addition to automobiles, are combustion furnace heaters, gas water heaters and gas clothes dryers, many of which are found in home garages.


History: The company's founders conceived the idea of this safety device in mid 2000 and have proceeded to develop the idea to a working prototype. The product has been thoroughly tested and works as designed. It is recognized that carbon monoxide is a colorless, odorless and tasteless gas and when inhaled will impair judgment of humans in just a few minutes. In sufficient quantity the gas will kill both humans and animals. As a safety device it would seem to be a desirable product. Market studies and manufacturing findings will prove its feasibility as to price and potential sales.


Present Business Activities: We are preparing a market study with inquiries to appropriate types of businesses as to their opinion of the usefulness and marketability of the product. This market study is being done by Air Test without outside independent assistance. The prototype has been installed in two garages as working examples. The product is not commercially viable at this time.

Competition: When the company founders conceived the idea they observed and inquired as to a similar product available to consumers. Though they have found none to date that does not preclude the possibility of a similar product somewhere. While there are numerous carbon monoxide detectors on the market, none to our knowledge is combined with any electrical or mechanical device to
open a garage door   automatically in the presence of carbon monoxide.

Properties:

Air Test shares 475 square feet of office space with EFM Venture Group, Inc., an affiliated company. Air Test pays $200 per month. This amount Is considered a fair market rate considering the physical space and hours used by Air Test. Air Test began paying rent as of June 1, 2001.

Employees

As of July 1, 2001 Air Test has hired a part time person to spend up to eight hours per week visiting companies to promote its product. All other activities are carried out by the officers and directors.


Legal Proceedings

Air Test is not a party to any legal proceeding.


         MANAGEMENT

The Executive Officers and Directors of the Company and their ages are as follows:

       Name               Age        Position        Date Elected


'S' Douglas Henderson      64        President        Dec. 2, 1999
                                     CFO, Director
                                                                          -17-

 Andrew T. E. Coldicutt    21        Secretary        Dec. 2, 1999
                                    Director
 Betty N. Myers            63        Assistant        Dec. 2, 1999
                                     Secretary

 J. Michael Page           56       Director         Dec. 2, 1999


Douglas Henderson has served as president, chief financial officer and director since the company's beginning on December 2, 1999. From 1998 to present he is admissions director and Senior Flight Instructor for San Diego Flight Training International. He was treasurer and chief pilot of Cal
Wings of San Diego from 1991 to 1997. From 1992 till present he has been vice president and CEO of Cal Wings of El Cajon which leases aircraft.
During 1990 he was a consultant to San Diego Flight Simulators.

Andrew Coldicutt has served as Secretary and Director of the company since its beginning on December 2, 1999. Mr. Coldicutt is a student at the University of British Columbia. Mr. Coldicutt has been employed in part time jobs to help support his education. He was a volunteer, teaching sailing, with the Royal Vancouver Yacht Club and Optimists from 1996 to 1999.

J. Michael Page has served as a Director of the Company since it's beginning on December 2, 1999. Since 1995 he has been a self-employed business consultant consulting in the areas of corporate structure and finance.
From 1996 to present he serves as President and Director of Galveston Oil & Gas. Inc. a Delaware corporation that is currently listed on the NNOTC Electronic Bulletin Board. From 1996 to 1997 Mr. Page served as President and Director of Classic Vision Entertainment, Inc. as entertainment company currently listed on the NNOTC Electronic Bulletin Board. From 1987 to 1997 Mr. Page served as an executive with Equus Technologies, Ltd. a computer software company which trades on the Vancouver Stock Exchange.

The Directors are elected to serve until the next annual meeting of shareholders and until their successors have been elected. Executive officers serve at the discretion of the Board of Directors.

Each of the foregoing persons may be deemed a "promoter" and "parent" of the Company as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.


Executive Compensation

At present Air Test is operated by its Executive Officers and Directors at no compensation and no compensation has been paid to date. No Executive Officer or Director is expected to earn in excess of $50,000 in the Foreseeable future. Air Test has no pension or profit sharing plan. Air Test may change or increase salaries as Air Test's profits and cash flow allow; however, there are no present plans to do so.
                                                                          -18-

Options

There are no options outstanding.


                             PRINCIPAL SHAREHOLDERS

The following table sets forth, as of July 1, 2001, the name, address and number of Shares owned directly or beneficially by persons who own 5% or more of the company's common stock and by each executive officer and director and owner after the Distribution.


Beneficial Owner         Shares/Percent as of         Shares/Percent after
                         July 1, 2001                  the Distribution




J. Michael Page              4,000,000   47.6%       4,000,000  47.6%
4190 Bonita Rd. #105
Bonita, CA

Andrew Coldicutt             4,000,000   47.6%       4,000,000  47.6%
4190 Bonita Rd. #105

Bonita, CA 91902


All Executive Officers       8,000,000    95.2%      8,000,000  95.2%
and Directors as a
Group (2 persons)


1) J. Michael Page is the officer and director of Pt Loma. Mr. Page does not own any stock of Pt. Loma Holding Company, Inc..

2)  Based on 8,400,000 shares outstanding on July 1, 2001.


CERTAIN TRANSACTIONS

On December 2, 1999 Air Test sold 4,000,000 shares of common stock to J. Michael Page for a total of $400; 4,000,000 shares of common stock to Andrew Coldicutt for $400; and 400,000 common shares to Pt. Loma Holding Company, Inc., Inc. for $40.00. The above three sales were exempt from registration under the Securities Act of 1933 as amended in reliance on
Section 4(2) for sales not involving a public offering.


DESCRIPTION OF SECURITIES

The authorized common stock of Air Test consists of 50,000,000 shares (par value $0.0001) per share), of which 8,400,000 shares were outstanding on June 1, 2001. The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of common stock Are entitled to receive dividends when, as, and if declared by the Board of Directors. The approval of proposals submitted to shareholders at a meeting requires a favorable vote of the majority of shares voting. Holders of the common stock have no preemptive, subscription, redemption, or conversion rights, and there are no sinking fund provisions with respect to the common Stock. All of the outstanding shares of common stock are, and the shares to be transferred in the Distribution will be, fully paid and nonassessable. As of January 1, 2001 Air Test had three common shareholders.


Preferred Stock

Air Test is also authorized to issue as many as 20,000,000 shares of the preferred stock (par value $0.001). The preferred stock may be issued in one or more series with such preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and qualifications and rights as the Company's Board of Directors may determine. There are no preferred stock outstanding.


Preferred stock can thus be issued without the vote of the holders of common stock. Rights could be granted in the future to the holders of preferred stock which could reduce the attractiveness of Air Test as a potential takeover target, make the removal of management more difficult, or adversely impact the rights of holders of common stock.

Limitation of Liability of Directors and Indemnification of Directors and Officers

The Certificate of Incorporation of Air Test provides for indemnification of directors and officers of Air Test as follows:


SEVENTH. No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment."

Delaware General Corporation Law

Delaware General Corporation Law Section 145 provides that Air Test may indemnify any officer or director who was made a party to a suit because of the Securities Act covering the common stock offered by this prospectus. This
                                                                          -20-
his position, including derivative suits, if he was acting in good faith and in a manner he reasonably believed was in the best interest of Air Test, except, in certain circumstances, for negligence or misconduct in the performance of his duty to Air Test. If the director or officer is successful in his suit, he is entitled to indemnification for expenses, including attorneys' fees. Article Tenth of Air Test's Certificate of Incorporation provides for indemnification of Air Test's officers and directors to the fullest extent permitted by law. Indemnification agreements have been entered into with all officers and directors of Air Test.


Transfer Agent

The transfer agent and registration for Air Test's Common stock is Signature Stock Transfer, 14675 Midway Road, Suite #221, Dallas, TX 75244.


LEGAL MATTERS

The legality of the Shares of Common stock to be registered hereby will be passed upon for Air Test by Carmine J. Bua, esquire, 2655 Camino del Rio North, Suite 333, San Diego, California 92108.


EXPERTS

The financial statements of Air Test for the period from December 1, 1999(incorporation date) to December 31, 1999, January 1, 2000 to December 31, 2000 and related notes which are included in this Prospectus have been examined by Weinberg & Company, P.A., Independent Certified Public Accountants, and have been so included in reliance upon the opinion of such accountant given upon their authority as an expert in auditing and accounting.

ADDITIONAL INFORMATION

We have filed with the Commission a registration statement on Form SB-2 under prospectus, which constitutes a part of the registration statement, omits some of the information described in the registration statement under the rules and regulations of the Commission. For further information on Air Test and the common stock offered by this prospectus, please refer to the registration statement and the attached exhibits. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy filed as an exhibit to the registration statement; each of these statements is qualified in all respects by that reference. The registration statement and exhibits can be inspected and copied at the public reference section at the Commission's principal office, 450 5th Street, N.W. Judiciary Plaza, Washington, D.C. 20549 and through the Commission's Web site (http://www.sec.gov). Copies may be obtained from the commission's principal office upon payment of the fees prescribed by the Commission.

                            AIR TEST TECHNOLOGY, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2000

                            AIR TEST TECHNOLOGY, INC.
                          (A DEVELOPMENT STAGE COMPANY)



                                    CONTENTS



PAGE     1     INDEPENDENT AUDITORS' REPORT

PAGE     2     BALANCE SHEET AS OF DECEMBER 31, 2000

PAGE     3     STATEMENTS OF OPERATIONS FOR THE YEAR ENDED  DECEMBER 31, 2000
               AND FOR THE PERIOD FROM DECEMBER 1, 1999 (INCEPTION) TO
               DECEMBER  31, 1999 AND FOR THE PERIOD FROM
               DECEMBER 1, 1999 (INCEPTION) TO DECEMBER 31, 2000

PAGE     4     STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE PERIOD
               FROM DECEMBER 1, 1999(INCEPTION) TO DECEMBER 31, 2000

PAGE     5     STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER  31,  2000
               AND FOR THE PERIOD FROM DECEMBER 1, 1999 (INCEPTION) TO
               DECEMBER  31, 1999 AND FOR THE PERIOD FROM
               DECEMBER 1, 1999 (INCEPTION) TO DECEMBER 31, 2000

PAGES  6 - 7   NOTES TO FINANCIAL STATEMENTS

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors of:
  Air Test Technology, Inc.

We have audited the accompanying balance sheet of Air Test Technology, Inc. (a development stage company) as of December 31, 2000 and the related statements of operations, cash flows and changes in stockholders' equity for the year ended December 31, 2000 and for the periods from December 1, 1999 (inception) to December 31, 1999 and December 1, 1999 (inception) to December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Air Test Technology, Inc. (a development stage company) as of December 31, 2000 and the results of its operations and its cash flows for the year ended December 31, 2000 and for the periods from December 1, 1999 (inception) to December 31, 1999 and December 1, 1999 (inception) to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.




WEINBERG & COMPANY, P.A.



Boca Raton, Florida
March 23, 2001 (except for Note 1 as to which date is July 31, 2001)
                                        1

                            AIR TEST TECHNOLOGY, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                             AS OF DECEMBER 31, 2000



                                     ASSETS
CURRENT ASSETS
   Cash                                                                $            7,175
                                                                          -----------------

<
TOTAL ASSETS                                                           $            7,175
------------
                                                                          =================


                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES                                                            $             -
                                                                          -----------------

STOCKHOLDERS' EQUITY
  Preferred stock, $0.0001 par value, 20,000,000 shares authorized,
     none issued and outstanding                                                     -
  Common stock, $0.0001 par value, 50,000,000 shares authorized,
     8,400,000 shares issued and outstanding                                          840
  Additional paid-in capital                                                       10,472
  Accumulated deficit during development stage                                     (4,137)
                                                                          -----------------

TOTAL STOCKHOLDERS' EQUITY                                                          7,175
                                                                          -----------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $            7,175
------------------------------------------
                                                                          =================

                See accompanying notes to financial statements.
                                        2
                                                                          -24-

                            AIR TEST TECHNOLOGY, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS


                                                                              For The Period From          For The Period From
                                                                                December 1, 1999             December 1, 1999
                                                 For The Year Ended         (Inception) To December           (Inception) To
                                                  December 31, 2000                 31, 1999                December 31, 2000
                                               ------------------------     -------------------------     -----------------------
SALES                                       $                  -         $                   -         $                 -
                                               ------------------------     -------------------------     -----------------------

OPERATING EXPENSES
 Outside services                                               2,072                        -                            2,072
 Professional fees                                              1,051                        -                            1,051
 Other selling, general and administrative                        542                           472                       1,014
                                               ------------------------     -------------------------     -----------------------
       Total Operating Expenses                                 3,665                           472                       4,137
                                               ------------------------     -------------------------     -----------------------

NET LOSS                                    $                  (3,665)   $                     (472)   $                 (4,137)
--------
                                               ========================     =========================     =======================

NET LOSS PER SHARE - BASIC AND DILUTED      $                  -         $                   -         $                 -
                                               ========================     =========================     =======================

WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING DURING
 THE PERIOD - BASIC AND DILUTED                             8,400,000                     8,400,000                   8,400,000
                                               ========================     =========================     =======================



                See accompanying notes to financial statements.
                                        3
                                                                          -25-

                            AIR TEST TECHNOLOGY, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE PERIOD FROM DECEMBER 1, 1999 (INCEPTION)
                              TO DECEMBER 31, 2000




                                                                                               Deficit
                                                                            Additional    Accumulated During
                                                         Common Stock        Paid-In          Development       Total
                                                   Shares          Amount    Capital             Stage
                                                 -------------  ----------- ------------- --------------------  -----------

Common stock issued for cash                       8,400,000    $     840   $     -       $              -      $     840

Capital contribution by promoter                       -             -              472               -               472

Net loss for the period from December 1, 1999
(inception)
  to December 31, 1999                                 -             -            -                     (472)        (472)
                                                 -------------  ----------- ------------- --------------------  -----------

Balance, December 31, 1999                         8,400,000          840           472                 (472)         840

Capital contribution by stockholder                    -             -           10,000               -            10,000

Net loss for the year ended December 31, 2000          -             -            -                   (3,665)      (3,665)
                                                 -------------  ----------- ------------- --------------------  -----------

BALANCE, DECEMBER 31, 2000                         8,400,000    $     840   $    10,472    $          (4,137)   $   7,175
--------------------------
                                                 =============  =========== ============= ====================  ===========


                See accompanying notes to financial statements.
                                        4
                                                                          -26-

                            AIR TEST TECHNOLOGY, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS


                                                                              For The Period From          For The Period From
                                                                                December 1, 1999             December 1, 1999
                                                    For The Year Ended      (Inception) To December           (Inception) To
                                                     December 31, 2000              31, 1999                December 31, 2000
                                                  ------------------------  -------------------------     -----------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

 Net loss                                           $             (3,665)   $                  (472)       $             (4,137)
 Adjustments to reconcile net loss to net cash
  used in   operating activities:
 Expenses contributed by promoter                                   -                           472                         472
                                                                            -------------------------     -----------------------
                                                  ------------------------
      Net Cash Used In Operating Activities                       (3,665)                      -                         (3,665)
                                                  ------------------------  -------------------------     -----------------------

CASH FLOWS FROM INVESTING ACTIVITIES:                               -                          -                           -

CASH FLOWS FROM FINANCING ACTIVITIES
 Contribution from stockholder                                    10,000                       -                         10,000
 Proceeds from issuance of common stock                             -                           840                         840
                                                  ------------------------  -------------------------     -----------------------
      Net Cash Provided By Financing Activities                   10,000                        840                      10,840
                                                  ------------------------  -------------------------     -----------------------

NET INCREASE IN CASH                                              6,335                         840                       7,175

CASH AND CASH EQUIVALENTS -
 BEGINNING OF PERIOD                                                 840                       -                           -
                                                  ------------------------  -------------------------     -----------------------

CASH and cash equivalents -
 end of PERIOD                                     $               7,175    $                   840        $              7,175
 -------------
                                                  ========================  =========================     =======================



                See accompanying notes to financial statements.
                                        5
                                                                          -27-

                            AIR TEST TECHNOLIGY, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A) Organization and Description of Business

       Air Test Technology, Inc. (a development stage company) (the "Company") was incorporated in Delaware on December 1, 1999. The Company has developed a working prototype of a safety device that will open a garage door when carbon monoxide is detected. A second use for this device is under development and is intended for use as a warning device in aircraft with combustion heaters.

       The Company's activities during the development stage have included corporate formation, stock issuance, and development of a product prototype. The Company's ability to commence operations is contingent upon its ability to identify a market for its product, initiate product production, and raise the additional capital it may require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

       (B) Use of Estimates

       In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

       (C) Cash and Cash Equivalents

       For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at time of purchase to be cash equivalents.

       (D) Income taxes

       The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109. "Accounting for Income Taxes" ("Statement No.109"). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There was no current or deferred income tax expense or benefit for the year ended
       December 31, 2000.

                                        6
                                                                          -28-

       (E) Recent Accounting Pronouncements

       The Financial Accounting Standards Board has recently issued several new accounting pronouncements. Statement No 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by statements No 137 and 138, establishes accounting and reporting standards for derivative instruments and related contracts and hedging activities. These statements are effective for all fiscal quarters and fiscal years beginning after June 15, 2000. The Company believes that its adoption of these pronouncements will not have a material effect on the Company's financial position or results of operations.

NOTE 2 STOCKHOLDERS' EQUITY

       (A) Preferred Stock

       The Company is authorized to issue 20,000,000 shares of preferred stock at $.0001 par value, with such designations, preferences, limitations
       and        relative rights as may be determined from time to time by the
       Board of Directors.

       (B) Common Stock

       The Company is authorized to issue 50,000,000 shares of common stock at $.0001 par value. In December 1999, the Company issued 8,400,000 shares of its common stock to various stockholders pursuant to Section 4 (2) of the Securities Act of 1933, as amended, for an aggregate consideration of $840. Expenses incurred during the development stage of the Company for the period ended December 31, 1999 were paid by the promoter.

       During the year ended December 31, 2000, a stockholder contributed $10,000 to the Company to provide working capital so that it could pay certain operating expenses.

NOTE 3 RESEARCH & DEVELOPMENT COSTS

       In accordance with SFAS No. 2, research and development costs are charged to operations when incurred and are included in operating expenses. The amounts charged in 2000 and 1999 were $426 and $0 respectively.

                                        7
                                                                          -29-

                             AIR TEST TECHNOLOGY, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2001
                                   (UNAUDITED)

                            AIR TEST TECHNOLOGY, INC.
                          (A DEVELOPMENT STAGE COMPANY)



                                    CONTENTS




PAGE      1        BALANCE SHEET AS OF JUNE 30, 2001 (UNAUDITED)

PAGE      2        STATEMENTS OF OPERATIONS FOR THE SIX MONTHS ENDED
                   JUNE 30, 2001 AND 2000 AND FOR
                   THE PERIOD FROM DECEMBER 1, 1999 (INCEPTION) TO
                   JUNE 30, 2001 (UNAIDITED)

PAGE      3        STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE PERIOD
                   FROM DECEMBER 1, 1999 (INCEPTION) TO
                   JUNE 30, 2001 (UNAUDITED)

PAGE      4        STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED
                   JUNE 30, 2001 AND 2000 AND FOR THE PERIOD FROM
                   DECEMBER 1, 1999 (INCEPTION) TO JUNE 30, 2001 (UNAUDITED)

PAGES   5 - 6      NOTES TO FINANCIAL STATEMENTS

                            AIR TEST TECHNOLOGY, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                               AS OF JUNE 30, 2001
                                   (UNAUDITED)




                                     ASSETS
CURRENT ASSETS
   Cash                                                                 $            3,857
                                                                           -----------------

TOTAL ASSETS                                                            $            3,857
------------
                                                                           =================


                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES                                                             $             -
                                                                           -----------------

STOCKHOLDERS' EQUITY
  Preferred stock, $0.0001 par value, 20,000,000 shares authorized,
     none issued and outstanding                                                      -
  Common stock, $0.0001 par value, 50,000,000 shares authorized,
     8,400,000 shares issued and outstanding                                           840
  Additional paid-in capital                                                        10,472
  Accumulated deficit during development stage                                      (7,455)
                                                                           -----------------

TOTAL STOCKHOLDERS' EQUITY                                                           3,857
                                                                           -----------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $            3,857
------------------------------------------
                                                                           =================


                See accompanying notes to financial statements.
                                        2
                                                                          -32-

                            AIR TEST TECHNOLOGY, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)


                                                                                                        For the Period from
                                                                                                          December 1, 1999

                                                     For the Six Months       For the Six Months            (Inception)
                                                    Ended June 30, 2001       Ended June 30, 2000         to June 30, 2001
                                                    ---------------------     --------------------    -------------------------
SALES                                            $               -         $              -        $                   -
                                                    ---------------------     --------------------    -------------------------

OPERATING EXPENSES
  Outside services                                               -                         2,072                        2,072
  Professional fees                                              -                         1,051                        1,051
  Other selling, general and administrative                       3,318                      526                        4,332
                                                    ---------------------     --------------------    -------------------------

       Total Operating Expenses                                   3,318                    3,649                        7,455
                                                    ---------------------     --------------------    -------------------------

NET LOSS                                         $               (3,318)   $              (3,649)  $                   (7,455)
--------
                                                    =====================     ====================    =========================

NET LOSS PER SHARE - BASIC AND DILUTED           $               -         $              -        $                   -
                                                    =====================     ====================    =========================

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
 DURING THE PERIOD   - BASIC AND DILUTED                       8,400,000                8,400,000                    8,400,000
                                                   =====================     ====================    =========================


                See accompanying notes to financial statements.
                                        3
                                                                          -33-

                            AIR TEST TECHNOLOGY, INC.

                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE PERIOD FROM DECEMBER 1, 1999 (INCEPTION)
                          TO JUNE 30, 2001 (UNAUDITED)




                                                                                                 Deficit
                                                                              Additional     Accumulated During
                                                      Common Stock             Paid-In           Development       Total
                                                 Shares         Amount         Capital              Stage
                                                 ------------  ------------  -------------  --------------------  -----------

Common stock issued for cash                      8,400,000    $      840    $     -         $          -         $     840

Capital contribution by promoter                      -              -               472                -               472

Net loss for the period from
 December 1, 1999 (inception)
  to December 31, 1999                                -              -             -                      (472)        (472)
                                                 ------------  ------------  -------------  --------------------  -----------

Balance, December 31, 1999                        8,400,000           840            472                  (472)         840

Capital contribution by stockholder                   -              -            10,000                -            10,000

Net loss for the year ended December 31, 2000         -              -             -                    (3,665)      (3,665)
                                                 ------------  ------------  -------------  --------------------  -----------

Balance, December 31, 2000                        8,400,000           840         10,472                (4,137)       7,175

Net loss for the six months ended June 30, 2001       -              -             -                    (3,318)      (3,318)
                                                 ------------  ------------  -------------  --------------------  -----------

BALANCE, JUNE 30, 2001                            8,400,000    $      840     $   10,472     $          (7,455)   $   3,857
----------------------
                                                 ============  ============  =============  ====================  ===========


                See accompanying notes to financial statements.
                                        4
                                                                          -34-

                            AIR TEST TECHNOLOGY, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)



                                                                                                   For the Period from
                                                         For the Six          For the Six            December 1, 1999
                                                        Months Ended         Months Ended             (Inception) to
                                                        June 30, 2001        June 30, 2000            June 30, 2001
                                                      ------------------    ----------------     ------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                        $            (3,318)  $          (3,649)   $                  (7,455)
  Adjustments to reconcile net loss to net cash
  used in operating   activities:
  Expenses contributed by promoter                                -                   -                             472
                                                                            ----------------     ------------------------
                                                      ------------------
       Net Cash Used In Operating Activities                    (3,318)             (3,649)                      (6,983)
                                                      ------------------    ----------------     ------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:                             -                   -                            -

CASH FLOWS FROM FINANCING ACTIVITIES
   Contribution from stockholder                                  -                 10,000                       10,000
   Proceeds from issuance of common stock                         -                   -                             840
                                                      ------------------    ----------------     ------------------------
       Net Cash Provided By Financing Activities                  -                 10,000                       10,840
                                                      ------------------    ----------------     ------------------------

NET INCREASE IN CASH                                            (3,318)              6,351                        3,857

CASH AND CASH EQUIVALENTS -
  BEGINNING OF PERIOD                                            7,175                 840                         -
                                                      ------------------    ----------------     ------------------------

CASH and cash equivalents -                                              $
----------------------------
  end of PERIOD                                    $             3,857               7,191    $                   3,857
  -------------

                                                      ==================    ================     ========================


                See accompanying notes to financial statements.
                                        5

                            AIR TEST TECHNOLIGY, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


NOTE 1       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             (A) Organization and Description of Business

             Air Test Technology, Inc. (a development stage company) (the "Company") was incorporated in Delaware on December 1, 1999. The Company has developed a working prototype of a safety device that will open a garage door when carbon monoxide is detected. A second use for this device is under development and is intended for use as a warning device in aircraft with combustion heaters.

             The Company's activities during the development stage have included corporate formation, stock issuance, and development of a product prototype. The Company's ability to commence operations is contingent upon its ability to identify a market for its product, initiate product production, and raise the additional capital it may require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

             (B) Use of Estimates

             In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

             (C) Cash and Cash Equivalents

             For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at time of purchase to be cash equivalents.

             (D) Income taxes

             The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109. "Accounting for Income Taxes" ("Statement No.109"). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There was no current or deferred income tax expense or benefit for the six months ended June 30, 2001 and for the period from December 1, 1999 (inception) to June 30, 2001.

                                        5

             (E) Recent Accounting Pronouncements

             The Financial Accounting Standards Board has recently issued several new accounting pronouncements. Statement No 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by statements No 137 and 138, establishes accounting and reporting standards for derivative instruments and related contracts and hedging activities. These statements are effective for all fiscal quarters and fiscal years beginning after June 15, 2000. The Company believes that its adoption of these pronouncements will not have a material effect on the Company's financial position or results of operations.

NOTE 2       STOCKHOLDERS' EQUITY

             (A) Preferred Stock

             The Company is authorized to issue 20,000,000 shares of preferred stock at $.0001 par value, with such designations, preferences, limitations and relative rights as may be determined from time to time by the Board of Directors.

             (B) Common Stock

             The Company is authorized to issue 50,000,000 shares of common stock at $.0001 par value. In December 1999, the Company issued 8,400,000 shares of its common stock to various stockholders pursuant to Section 4 (2) of the Securities Act of 1933, as amended, for an aggregate consideration of $840. Expenses incurred during the development stage of the Company for the period ended December 31, 1999 were paid by the promoter.

             During the year ended December 31, 2000, a stockholder contributed $10,000 to the Company to provide working capital so that it could pay certain operating expenses.

NOTE 3 RESEARCH & DEVELOPMENT COSTS

             In accordance with SFAS No. 2, research and development costs are charged to operations when incurred and are included in operating expenses. The amounts charged in the six months ended
             June 30, 2001 and 2000 were $3,063 and $426 respectively.

                                        5

                          PART II


         INFORMATION NOT REQUIRED IN PROSPECTUS


Item 24.  Indemnification of Director and Officers.

Delaware General Corporation Law Section 145 provides that the Company may indemnify any officer or director who was made a party to a suit because of his position, including derivative suits, if he was acting in good faith and in a manner he reasonably believed was in the best interest of the Company, except, in certain circumstances, for negligence or misconduct in the performance of his duty to the Company. If the director or officer is successful in his suit, he is entitled to indemnification for expenses, including attorneys' fees. Article
Tenth of the Company's Certificate of Incorporation provides for indemnification of the Company's officers and directors to the fullest extent permitted by law. Indemnification agreements have been entered into with all officers and directors of the Company.

Item 25.  Other Expenses of Issuance and Distribution.

The following is an itemized statement of the estimated amounts of all expenses in connection with the Distribution of the securities which are the subject of this Registration Statement.

Securities and Exchange Commission
Registration Fee                   $   10
Printing                            2,000
Legal Fees and Expenses             1,500
Accounting and Audit Fees          10,000

TOTAL                             $13,510


Pt. Loma Holding Company, Inc. has agreed to pay all costs incurred in connections with the Distribution of the Shares which are the subject of this


Registration Statement.

Item 26.  Recent Sales of Unregistered Securities.

On December 2, 1999 Air Test sold 4,000,000 shares of common stock to J. Michael Page for a total of $400; 4,000,000 shares of common stock to Andrew Coldicutt for $400, and 400,000 common shares to Pt. Loma Holding Company, Inc., Inc. for $40.00. All securities described in the foregoing were sold without registration in reliance upon the exemptions provided under the provisions of Section 4(2) of the Securities Act of 1933, as amended for sales not involving a public offering. In each case, the investor was sophisticated and had a previous business or personal relationship with one or more of the directors of the Company.
                                                                       -38-

Item 27.  Exhibits.

The following is a list of exhibits filed as part of the Registration
Statement:



3.(i) Certificate of Incorporation, *
3.(ii) by-laws
5.1 Opinion of Carmine J. Bua, Esq.
11.1 Computation of per share earnings 1999 *
11.2 Computation of per share earnings 2000 *
11.3 Computation of per share earnings for six months ended June 30, 2001 *
23.1 Consent of Carmine J. Bua, Esq.
23.2 Consent of Weinberg & Company LLP

*  Filed by referenc to SB-2 filed on August 8, 2001

Item 28.  Undertakings.

Insofar as indemnification for liabilities, arising under the Securities Act of 1933 may be permitted to Directors, Officers, or persons controlling the Company pursuant to the foregoing provisions, or otherwise, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suite or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                           SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SB-2 and has duly caused this Registration

Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of San Diego, State of California, on the First day of October, 2001.


AIR TEST TECHNOLOGY, INC..

   10/22/2001
By:
  S DOUGLAS HENDERSON
  --------------------
  S DOUGLAS HENDERSON
  President


                                                                          -40-